UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                        File No. 0-33239
                       Amendment Number 32
                               to
                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     BlueStar Leasing, Inc.
         (Name of Small Business Issuer in its charter)

            Nevada                           88-0485488
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

 500 N Rainbow Blvd, Ste 300,                  89107
         Las Vegas, NV
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (206) 612-4399

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered



Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 6,250,000 issued and outstanding as of August 31, 2001.

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of August 31, 2001.



PAGE-1-



                        TABLE OF CONTENTS


Part I                                                        3

 Item 1. Description of Business                              3

 Item 2. Management's Analysis of Financial Condition
         and Plan of Operation                                9

 Item 3. Description of Property                             12

 Item 4. Security Ownership of Certain Beneficial
         Owners and Management                               12

 Item 5. Directors and Executive Officers, Promoters
         and Control Persons                                 13

 Item 6. Executive Compensation                              14

 Item 7. Certain Relationships and Related Transactions      15

 Item 8. Description of Securities                           15

Part II                                                      17

 Item 1. Market Price of and Dividends on the Registrant's
         Common Equity and Related Stockholder Matters       17

 Item 2. Legal Proceedings                                   17

 Item 3. Changes in and Disagreements with Accountants       17

 Item 4. Recent Sale of Unregistered Securities              17

 Item 5. Indemnification of Directors and Officers           19

Part F/S                                                     21

Part III                                                     33

 Item 1. Index to Exhibits                                   33

SIGNATURES                                                   34



PAGE-2-



Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                             Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the OTCBBr.



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Item 1.   Description of Business

A.Business Development

  We were formed as a Nevada Corporation on January 31, 2001, under the name BlueStar Leasing, Inc. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step to have our stock listed on the OTCBBr in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

  We are a development stage company that intends to provide equipment financing for small and medium-sized businesses. Our goal is to originate financing for products that typically have limited distribution channels and high marketing and advertising costs with a selling price of less than $250,000, considered "micro-ticket" items. Such micro-ticket equipment include, but are not limited to:

  1.   Trucks;

  2.   Tractors;

  3.   Trailers;

  4.   Earthmovers;

  5.   Dump trucks;

  6.   Commercial vehicles such as trucks, vans and autos;

  7.   Construction equipment;

  8.   Fabrication equipment;

  9.   Machine tools;

  10.  Furniture, fixtures and equipment, also known as "FF&E";

  11. Computers, including servers, LANs, WANs and personal computers, and computer software;

  12.  Medical and dental equipment;

  13.  Graphic arts and printing equipment;

  14.  Telephone and security systems;

  15.  Auto repair and testing equipment; and

  16.  Commercial car wash equipment.

  There  are numerous credit rating agencies and credit  bureaus,
which   collect,   gather  and  score  the  creditworthiness   of
companies,  small businesses and individuals.   Two  examples  of
credit rating agencies and bureaus are Standard and Poor's and Dun and Bradstreet. These companies collect credit histories and financial information on a wide variety of companies, businesses and individuals and assess the credit histories of borrowers to determine a credit score. Such ratings and scores can be used as a risk measurement to determine the likelihood a borrower will re-pay its indebtedness.



PAGE-4-



  We intend to target businesses with "bruised" or "difficult" credit ratings, as provided by credit scoring agencies. Large banks, financial institutions and finance companies tend to finance only companies and small businesses with top-tier credit ratings and strong collateral. Typically, these institutional lenders do not finance or extend credit to companies or small businesses that:

  1. Have seasonal cash flow swings, such as lodging and hospitality businesses that may experience higher cash flows in summer months;

  2.   May be a new or "start-up" business;

  3. May have a "slow" payment history with other providers of credit, such as trade vendors;

  4.   Have insufficient collateral in the opinion of the lenders;

  5. Have experienced a one-time default or negative credit event; or

  6. Principals of the company do not have sufficient personal capital to personally guarantee debt repayment.

  Companies and small businesses that fall into the aforementioned categories are typically denied credit by larger institutional lenders and frequently have difficulty in obtaining credit of any type. BlueStar Leasing proposes to fill the gap between large, institutional lenders and the finance companies that provide credit cards or small loans less than $50,000 to small- and medium-sized businesses. Our target market ranges from $25,000 to $250,000 in transaction size, where our management believes there is less competition for the reasons cited hereto.

  We do not intend to underwrite leases. We seek to develop relationships with equipment manufacturers and distributors, through whom we desire to originate leases as the preferred method of financing equipment sales. Although we expect the bulk of our business to be generated from manufacturers and distributors, we also intend to obtain referrals from financial institutions. Our operations have been limited to developmental operations, and as such, we do not yet have relationships with the aforementioned types of businesses.

  Our startup and development activities include the following:

  1.   Organizing and incorporating our Company in Nevada,

  2.   Completing an offering of equity securities,

  3. Developing implementing the corporate accounting control systems,

  4.   Evaluating potential management and

  5. Seeking to establish relationships with equipment manufacturers and distributors.

  The  Company's  executive  offices are  located  at  500  North
Rainbow  Blvd, Suite 300, Las Vegas, NV 89107, phone: (206)  612-
4399.



PAGE-5-



  The Company's fiscal year end is December 31.

B.Business of Issuer

(1)    Principal Products and Services and Principal Markets

  The equipment financing industry in the United States includes a wide range of entities that provide funding for the purchase of equipment. Just a few years ago, few small-business owners used leasing as a tool to expand their capital base. Considered micro-ticket, equipment often required by small- and medium-sized businesses can cost as much as $250,000. Such equipment includes commercial and heavy equipment, furniture and computer hardware and software. Few businesses have cash on hand to purchase this type of equipment outright. It was usually large, Fortune 500-type companies that accounted for the lion's share of activity in the leasing industry. It is in the opinion of our management that leasing is a viable alternative to procure equipment needed for growth in any size and type of business.

  BlueStar Leasing's objective is to assist small- and medium-sized businesses with non-prime credit ratings, as determined by credit report agencies, obtain financing for equipment purchases. A company with non-prime credit, while sometimes used interchangeably with sub-prime credit, is defined by our management team as a borrower with a limited operating or credit history. On the other hand, we define an entity with sub-prime credit as a potential borrower with a poor credit history, whose business has deteriorated or its financial liquidity has been reduced. BlueStar Leasing is not in the business of financing high-risk borrowers, but rather small to mid-sized corporations that are less established as previously stated above.

  We intend to provide lease financing as a conduit by developing relationships with equipment manufacturers, dealers and retailers, as well as financial institutions, to originate leases for clients. We will fund lease transactions with our assets, if possible, and intend to re-sell individual leases or a portfolio of leases to larger institutional lenders such as banks, financial institutions and finance companies. Leases are actively traded and syndicated amongst various types of financial institutions. We intend to make a profit on the spread between the rate at which we finance a lease transaction and the rate at which we sell the lease. For example, we may extend credit under a lease with an imputed interest rate of 15% and re-sell the same lease to another lender with a 12% interest rate. We will typically collect the spread between the two rates up-front and in a lump sum when we re-sell the lease. We will also act as a lease broker between a borrower and lender and earn a spread or commission, depending upon the terms of the negotiation, on each lease transaction. Under a brokerage transaction, we will not use our assets to extend credit at all. Additionally, to offset part of our risk in extending credit to those with less than perfect credit histories, we will extend credit at interest rates higher than those offered to those with better credit histories.

  The non-prime credit market, in which we seek to establish a base of operations, is comprised of borrowers, generally, who are deemed to be relatively high credit risks due to various factors. These factors include, among other things, the manner in which they have handled previous credit, the absence or limited extent of prior credit history and limited financial resources. Consequently, non-prime leases and related finance contracts involve a higher degree of risk of default and greater servicing and collection costs. The failure of our customers to make scheduled payments under their finance contracts could require us to make payments in connection with the recourse portion of our borrowings or forfeit cash collateral pledged as security in connection with those borrowings.



PAGE-6-



  In addition, any increase in losses or in the rate of payment defaults under any finance contracts originated by us could adversely affect our ability to obtain additional funding. To protect against losses, we will maintain an allowance for credit losses in connection with payments due under finance contracts held in our portfolio. While we will maintain this allowance at a level which we believe is sufficient to meet inherent estimated uncollectible contract receivables based on our analysis of delinquencies, problem accounts and overall risks of probable losses associated with such contracts, we cannot assure you that the amount of this allowance will prove to be adequate and that we will not suffer higher than anticipated losses.

  We are a small company with a limited operating history. We have yet to generate revenues, and we cannot guarantee you that we will by able to do so, in light of the risks associated with the leasing services we provide. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to cost-effectively provide our services, competition, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to address these risks could limit our ability to generate sales to meet our financial obligations.

(2)    Distribution Methods of the Products or Services

  Our strategy is to establish a base of operations, generate repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1. Introducing financing products that attract and satisfy clients,

  2.   Forming strategic alliances and

  3.   Building our brand equity.

Introducing financing products to attract and satisfy clients

The high cost of purchasing and operating business equipment is a burden for small- and medium-sized businesses. These companies typically have difficulty obtaining, much less allocating, working capital. BSL intends to provide business owners the ability to finance needed equipment. We believe a gap exists in the market for leasing options to businesses that lack a sufficient credit history or may have a less than perfect credit history, as determined by the various credit reporting agencies. We believe many potential customers that have been denied credit by larger lenders still present good credit risks. Our goal is to partner with equipment manufacturers and their distribution chain to finance the business owner who would otherwise be unable to obtain the equipment needed to grow.

Forming strategic alliances

  We will pursue strategic alliances with equipment manufacturers, distributors and retailers who have established operations and expertise. We also intend to develop relationships with financial institutions that could provide added contacts, experience and financing products. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. We have not signed any specific joint venture agreements, and we cannot guarantee you that any agreements will be affected, or if affected, will be successful.



PAGE-7-



Building our brand equity

  We believe that building awareness of the BlueStar Leasing brand is important in establishing a customer base. We intend to aggressively market and advertise to foster brand recognition. With appropriate networking, advertising and marketing, we plan to put our Company in a position to attract clients. We cannot assure you that we will be successful in attracting and subsequently retaining customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

  We plan to utilize print and other mass media advertising to expand brand awareness when we become cash flow positive, of which there can be no guarantee. We expect that we may advertise in regional or local newspapers and radio, which will serve to generate brand-name recognition. Radio advertising can be effective, but is also expensive. Therefore, in order to optimize money spent on radio, we will concentrate on those stations that target small- and medium-sized business owners and employees. We expect to maintain a modest advertising presence in local newspapers.

(4)      Competitive   Business  Conditions  and   the   Issuer's
  Competitive Position

  We operate in a highly competitive market and compete with a variety of organizations that offer services similar to those we offer. The key to surviving in our market is to be able to generate a sustained volume of quality leasing opportunities. We will attempt to originate the transactions, and intend to focus on having the ability to close such transactions. We will accomplish this through the relationships we intend on developing with equipment vendors. As banks and bank-owned leasing companies continue to tighten their credit criteria, we will create a market for businesses that are just no longer a "fit" for regulated lenders, as defined by credit scores reported by credit rating agencies.

  We will compete for customers with a number of national, regional and local banks and finance companies. Management believes that our competitors will also include equipment manufacturers that lease or finance the sale of their own products. While the market for micro-ticket financing has traditionally been fragmented, we could also be faced with competition from small- or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the micro-ticket financing market. Our competitors in some instances will be larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than we do, including a lower cost of funds and access to capital markets and to other funding sources which may be unavailable to us. To the extent we lose clients to our competitors, our future operating performance could be materially and adversely affected.

(8)    Government Approval of Principal Products or Services

  The primary regulations that may impact our activities under our current plan consist of the maximum interest rate that we may charge customers and our right to repossess and sell collateral. We may also be subject to examination by federal and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. In addition, aspects of our business might be subject to extensive federal and state regulation under, including but not limited to the Truth-in-Lending Act; the Equal Credit Opportunity Act; the Home Mortgage Disclosure Act; the Community Reinvestment Act; the Electronic Funds Transfer Act; the Real Estate Settlement Practices Act; and the Fair Credit Reporting Act.



PAGE-8-



(9)    Effect of Existing or Probable Government Regulations

  We  believe  that  we will be able to comply  in  all  material
respects with any applicable governing laws and regulations.   We
are not aware of any probable government regulations that may adversely affect our business.

(12)   Employees

  We presently have 2 part-time employees, Christopher R. Secreto, President of BlueStar Leasing, and Ronald A. Davis, Secretary of BSL. Mr. Secreto dedicates approximately 25% of his time to our operations, while Mr. Davis commits approximately 50% of his time to BSL. Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

  We intend to recruit management and salespeople with lease financing experience, as operations permit or dictate. Salespeople, in general, are compensated with commission-only compensation structures and do not receive any salary. We also intend to recruit additional management with existing customer and lease financing relationships, in an effort to generate cash flow.

C.Reports to Security Holders

(1)  Annual Reports

  Although  BSL  has  not  been required  to  do  so,  we  intend
voluntarily to deliver annual reports to security holders.   Such
annual reports will include audited financial statements.

(2)  Periodic Reports with the SEC

  As of the date of this Registration Statement, we have not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, BSL will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

  You may read and copy any materials BlueStar Leasing files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Analysis of Financial Condition and  Plan  of
       Operation

A.Plan of Operation

  Since our inception on January 31, 2001 through August 31, 2001, we incurred a net loss of $57,490. Our efforts have focused primarily on the development of our plan of operations, implementing our initial business strategy and raising working capital through equity financing.



PAGE-9-



  We intend to provide lease financing as a conduit. We will fund lease transactions with our assets, if possible, and intend to re-sell individual leases or a portfolio of leases to larger institutional lenders such as banks, financial institutions and finance companies. Leases are actively traded and syndicated amongst various types of financial institutions. We intend to make a profit on the spread between the rate at which we finance a lease transaction and the rate at which we sell the lease. For example, we may extend credit under a lease with an imputed interest rate of 15% and re-sell the same lease to another lender with a 12% interest rate. We will typically collect the spread between the two rates up-front and in a lump sum when we re-sell the lease. We will also act as a lease broker between a borrower and lender and earn a spread or commission, depending upon the terms of the negotiation, on each lease transaction. Under a brokerage transaction, we will not use our assets to extend credit at all.

  To fund fiscal 2001 operations, we believe our current financial resources and ability to generate revenues will be adequate to provide for our working capital needs through December 2001. Management believes that ongoing operations will primarily be financed through revenues generated from our leasing operations and ability to re-sell leases. In situations where we do not have sufficient capital to finance a particular transaction, we will seek to act as a lease agent or broker for a larger financial services firm, whereby the larger firm will act as the financier and we will receive a loan origination fee variable dependent upon the terms negotiated at the time of the loan. However, our management expects the need to raise additional capital via a public or private offering of equity or debt securities to expand our portfolio. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtainer or, if obtained, that it will be on reasonable terms.

  Our priorities for the next 12 months of operations are:

  1.   Executing our business plan,

  2.   Maintaining relatively low overhead costs and

  3.   Developing strategic relationships.

  Execute our business plan - We have not implemented our planned principal operations. As such, our business has been limited to organizational activities such as the incorporation of our company in Nevada, developing a business plan and attracting initial funding through sales of our common equity. Within the next 12 months, we intend to begin introducing financing options for small- to medium-sized business to purchase costly equipment. To carry out our business plan, our management plans to negotiate with financial institutions and equipment manufacturers, dealers and retailers to establish the infrastructure for lease transactions.

  Maintain low overhead - Our working capital is sufficient to sustain our operations through the end of this year. However, to ensure we do not exhaust our resources, we must maintain low overhead costs. We do not expect to purchase any significant property, plant or equipment, nor do we expect any significant changes in the number of employees on staff over the next approximately 12 months. Additionally, we do not expect to conduct any research and development over the same period. However, there can be no assurance that our operations will not require any of the foregoing. In addition, our management has declined to receive salary in an effort to minimize cash outflows, until such time that BSL is generating positive income and cash flows, although there can be no assurance that we will ever do so.

  Develop strategic relationships - We believe that cultivating relationships with entities and individuals is a necessary part of our business operations and may potentially provide us access to new sales leads or penetration into markets where we do not currently operate. We intend to seek strategic ventures or relationships to broaden our operations. Potential opportunities arise infrequently, and our management has no policy dictating procedures for entering into such relationships and intends to evaluate each on a case-by-case basis. We have not entered into any such relationships not already disclosed in this registration statement.



PAGE-10-



B.Risk Factors

(1) Need for Additional Capital

  We will be dependent on the availability of capital to finance and expand our operations and to finance our other working capital requirements. To the extent:

  1. Our growth requires additional capital, we are not certain that additional capital will be available to us on commercially reasonable terms or at all;

  2. Our inability to obtain additional capital, if needed, would adversely affect our business and could cause us to curtail our expansion; and

  3. We are required to sell our equity securities to raise operating capital, the stock interests of our stockholders could be substantially diluted.

  Although our management believes that our current capital resources will be sufficient to sustain operations through the fiscal year ended December 31, 2002, we may need to raise additional capital to fund future operations and to satisfy future capital requirements, if unexpected events occur that lead to a decline in our industry's conditions or cause us to deplete our capital resources. There can be no assurance that we will be able to raise needed capital on terms favorable to us, if at all. If we are unable to secure sufficient capital in the future, our ability to pursue our business strategy and our results from operations may be impaired. There is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. The failure to raise any needed additional funds will likely have a material adverse effect on us.

(2)  Fluctuations  in  Interest Rates  and  Changes  in  Economic
Conditions

  Any decline in interest rates could reduce the amount that we earn on newly originated loans and leases. In addition, a decline in interest rates could result in an increase in prepayments which could decrease the size of our loan portfolio if we are unsuccessful in originating new loans. Changes in economic conditions and shifts in behavior are difficult to predict, and our financial performance cannot, generally, be insulated from these forces. We intend to analyze the impact of interest rate risk and will attempt to reduce its impact with any available means. While we believe there are effective ways available for us to reduce interest rate risk, we are not certain that we will successfully reduce such risk or that our financial condition will not be adversely affected by changes in interest rates or other economic conditions. Any economic downturn could trigger higher than anticipated delinquencies, defaults and losses on loans and other finance contracts. If delinquencies, defaults or losses are higher than predicted or anticipated, our financial condition and operating results could be adversely affected.

(3) Higher Than Anticipated Credit Losses

  The non-prime credit market, in which we seek to establish a base of operations, is comprised of borrowers, generally, who are deemed to be relatively high credit risks due to various factors. These factors include, among other things, the manner in which they have handled previous credit, the absence or limited extent of prior credit history and limited financial resources. Consequently, non-prime leases and related finance contracts involve a higher degree of risk of default and greater servicing and collection costs. Our future profitability depends upon our ability to:



PAGE-11-



  1. Properly evaluate the creditworthiness of our credit-impaired borrowers,

  2. Maintain adequate security for non-prime finance contracts, and

  3. Efficiently service and collect our portfolio of finance receivables.

  We are unable to guarantee that the credit performance of potential customers will be satisfactory or that the rate of future defaults and/or losses will not impair our operations materially.

(4) Competition

  We expect to compete for customers with a number of national, regional and local finance and factoring companies, including those which specialize in particular segments of the overall market. In addition, we expect our competitors to include:

  1. Equipment manufacturers who finance the sale or lease of their products themselves;
2. Traditional types of financial services companies, such as commercial banks and savings and loan associations; and

  3.   Conventional leasing and factoring companies.

Many of these potential competitors possess substantially greater financial, marketing and human and operational resources than we do. In addition, our future profitability will be directly related to our ability to access capital funding and to obtain favorable funding rates as compared to the capital and costs of capital available to our competitors. Accordingly, we are not certain that we can compete successfully in our targeted markets.

(5) Time Constraints of Management

  We do not.

Item 3.   Description of Property

A.Description of Property

  Our principal offices are located at 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107, telephone: (206) 612-4399. We are leasing the office space pursuant to an agreement that expires in January 2002. The agreement is subject to automatic annual renewal unless explicitly terminated by the parties. The monthly lease payment is $60, with certain services available for additional cost. We believe that this arrangement is suitable given the limited nature of our current operations, and also believe that we will not need to lease additional administrative offices in the next six to 12 months. There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.



PAGE-12-



B.Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
Management

A.Security Ownership of Certain Beneficial Owners and Management

  The  following table sets forth as of August 31,  2001  certain information  regarding  the beneficial ownership  of  our  common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS           AMOUNT AND   % OF
  CLASS           OF BENEFICIAL OWNER          NATURE OF    CLASS
                                               BENEFICIAL
                                                 OWNER
------------------------------------------------------------------
Common     Christopher R. Secreto,             1,875,000    30.00%
Stock      President, CEO and Director(1)

Common     Ronald A. Davis, Treasurer,         1,875,000    30.00%
Stock      Secretary and Director(1)

Common     T. Ross Reida, Director(1)              -           -
Stock
------------------------------------------------------------------
Common     Officers and Directors as a Group   3,750,000    60.00%
Stock

Footnotes:

(1)     The address of officers and directors in the table is c/o
  BlueStar Leasing, Inc., 500 North Rainbow Blvd, Suite 300,  Las
  Vegas, NV 89107.

B.Change in Control

  No arrangements exist that may result in a change of control of BSL.

Item 5.   Directors and Executive Officers, Promoters and Control
Persons



PAGE-13-



A.Directors, Executive Officers and Significant Employees

  The   following  table  sets  forth  certain  information  with
respect to each of our executive officers or directors.


     NAME      AGE        POSITION          DIRECTOR SINCE   TERM
------------------------------------------------------------------
Christopher R.  39  CEO,  President and    January 31, 2001   1
Secreto             Director                                year(1)

Ronald      A.  56  Treasurer, Secretary   January 31, 2001   1
Davis               and Director                            year(1)

T. Ross Reida   42  Director               January 31, 2001   1
                                                            year(1)

Footnotes:

(1) Directors hold office for one year or until a successor or successors are elected and appointed.

  Christopher R. Secreto, CEO, President and Director, has been President of Newport Advisors, Inc. and its predecessor since 1995. Through Newport Advisors, Inc., a merchant and investment banking boutique engaged in raising capital for small and midsize public and private companies, Mr. Secreto advises companies on mergers and acquisitions, asset sales and divestitures, balance sheet restructuring, and public market awareness. For five years, Mr. Secreto worked as a portfolio manager and trader for a $100 million hedge fund, Genesee Investments, dedicated to private equity investments and open market securities trading. During his tenure, the fund completed in excess of 100 private equity investments. Mr. Secreto was also a financial analyst at The Boeing Company and began his financial career as a financial consultant at Merrill Lynch & Co. He holds a Bachelor's of Arts in Business Administration with an emphasis on marketing and finance. Mr. Secreto dedicates approximately 25% of his time to the operations of BlueStar Leasing. He expects to contribute approximately 50% of his time as our operations require.

  Ronald A. Davis, Treasurer, Secretary and Director, was the Chief Executive Officer for Caffe Diva from 1996 until 2000.
Since 1976, he was a business consultant specializing in financial advisory services to startup and early stage companies. During the period from 1976 to 1996, Mr. Davis has owned and developed real estate for himself and others, both as a principal and an agent. Mr. Davis believes this experience has exposed him to the needs and operating problems faced by contractors in the construction trade. His experience in real estate development has assisted the Company in making key leasing decisions. Prior to joining the Company, he held positions with Goldman Sachs & Dean Witter & Co. He earned a Bachelor's of Science Degree in Management and a Master's of Business Administration from the University of Southern California. Mr. Davis provides approximately 50% of his time to our operations. He expects to dedicate approximately 75% of his time as our operations dictate.

  T. Ross Reida, Director, Since February 1996, Mr. Reida has been a principal of Advantage Equipment Leasing, LLC, an equipment leasing brokerage firm. Mr. Reida is principally responsible for origination, documenting, closing and brokering lease transactions. Through Advantage, Mr. Reida has developed and presently maintains relationships with a variety of national lenders.

Item 6.   Executive Compensation

A.Remuneration  of Directors, Executive Officers and  Significant
  Employees



PAGE-14-



  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

                  Summary Compensation Table

                      Annual                  Long-Term Compensation
                   Compensation
               -------------------   ----------------------------------------
               -------------------   ----------------------------------------

  Name and     Year  Salary  Bonus  Other    Restr   Securi    LTIP   All
  Principal                         Annual   icted   ties      Pay-   Other
  Position             ($)   ($)    Compen-  Stock   Underl    outs   Compen-
                                    sation   Awards  ying      ($)    sation
                                     ($)      ($)    Options           ($)
                                                      (#)


 Christopher   2001     0     0       0        0       0        0       0
 R. Secreto
 President,
   CEO and
  Director

  Ronald A.    2001     0     0       0        0       0        0       0
    Davis
 Treasurer,
Secretary and
  Director

   T. Ross     2001     0     0       0        0       0        0       0
   Reida,
  Director


Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from January 31, 2001 to August 31, 2001, for services provided as a director.

Item 7.   Certain Relationships and Related Transactions

On January 31, 2001, BSL issued 3,750,000 shares of $0.001 par value common stock to its two founding shareholders, Messrs.
Secreto and Davis, in exchange for their rights to future services to be rendered in the amount of $50,000. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933. The services to be provided consist of consulting services, development of a business plan and establishing of our organization and infrastructure.

On January 31, 2001, the Company issued 250,000 shares of $0.001 par value common stock to one sophisticated purchaser, GoPublicToday.com, Inc., in exchange for services to be rendered in the amount of $37,500. The shares were issued in accordance with Section 4(2) of the Securities Act of 1933. BlueStar Leasing, Inc. engaged GoPublicToday.com, Inc. to provide consulting and document preparation services related to registration of the Company's Regulation D, Rule 504 offering in the State of Nevada and compliance with applicable regulatory provisions.

     Please   refer  to  Part  II,  Item  4.  Recent   Sales   of
Unregistered Securities, on page 18, for additional information on the aforementioned transactions.



PAGE-15-



Item 8.   Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of August 31, 2001, we had 6,250,000 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5.   Your shares are fully paid and non-assessable.
     Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  Although, we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Warrants

  As a holder of our warrants, NevWest Securities Corporation:

  1. May exercise warrants at any time and prior to the expiration date, which is three years from the date of issuance;

  2.   May exercise warrants at a price of $0.11 per share;

  3. The number and kind of securities purchasable and price to be paid upon exercise shall be adjusted in the event of certain circumstances as follows:



PAGE-16-



       a.   Reclassification or merger,
       b.   Subdivision or combination of shares,
       c.   Stock dividends and other distributions,
       d.   Adjustment of number of shares and
       e.   Conversation of shares; and

  4. Is not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise hereof.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to BlueStar Leasing, Inc.
Section 78.438 of the Nevada law prohibits us from merging with or selling BSL or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the BSL shares, unless the transaction is approved by BSL's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of BSL.











PAGE-17-



                             Part II

Item 1.Market for Common Equity and Related Stockholder Matters

A.Market Information

  Our common stock is not traded on any public market and there has been no trading market to date.

  There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.

  There is currently no common stock that can be sold under  Rule
144 under the Securities Act of 1933, as amended, or that we have agreed to register for sale by the security holders.

  Our management has considered a potential offering of our common equity, which could have a material effect on the future market price of our common equity. However, there are no agreements or commitments to enact such an offering of securities at this time.

B.Holders

  As of August 31, 2001, we had approximately 87 shareholders of record.

  As   of   August  31,  2001,  there  were  225,000  outstanding
warrants.  The terms and holders of the warrants are as follows:

Date Issued  Holder                      Underlying  Terms     Exercise
                                         Shares                Price
----------------------------------------------------------------------
March 5,     NevWest Securities Corp.    225,000   Exercisab   $0.11
2001         2654   W.  Horizon   Ridge            le   upon   per
             Pkwy., Suite B-3                      issuance    share
             Las Vegas, Nevada 89052               for     a
                                                   period of
                                                   three
                                                   years.

C.Dividends

  To the date of this Registration Statement, we have not declared nor paid any dividends on our common stock.

  As of the date of this Registration Statement, we do not have a formal dividend policy.

Item 2.   Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.   Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.



PAGE-18-



Item 4.   Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On January 31, 2001, we issued 3,750,000 shares of our common stock with a par value of $0.001 per share to our founding shareholders. The shares were issued in exchange for cash totaling $11,016 and in exchange for prepaid expenses totaling $50,000. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The purchasers are as follows:

                              Purchaser          Amount of Shares
                                                    Purchased
                         ----------------------------------------
                         Christopher Secreto        1,875,000

                            Ronald Davis            1,875,000


  On January 31, 2001, we issued 250,000 shares of our par value common stock to one sophisticated purchaser, GoPublicToday.com, Inc.. The shares were issued in exchange for services to be rendered in the amount of $37,500. This stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended, and such shares are restricted pursuant to Rule 144 of the Act.

  On August 31, 2001, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 2,250,000 shares of common stock, par value, at a price of $0.10 per share to approximately 78 unaffiliated shareholders of record, none of whom were or are our officers or directors, and six affiliated shareholders. The offering was sold for $225,000 in cash, of which, sales commissions totaling $22,250 were paid.

  On May 5, 2001, we were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On August 31, 2001, we completed a public offering of shares of common stock made pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 2,250,000 shares of Common Stock to approximately 78 unaffiliated shareholders of record and six affiliated shareholders. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada. In addition, this offering was made on a best efforts basis. The aggregate offering price for the offering closed on August 31, 2001 was $225,000, of which approximately $202,750 was distributed to us and $22,250 was paid in sales commissions.

  At the time of the August 2001 offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the August 2001 offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan to provide interactive and media services, and continue to do so.



PAGE-19-



  On March 5, 2001, we issued a total of 225,000 warrants representing underlying common stock to one warrant holder pursuant to Section 4(2) of the Act. NevWest Securities Corporation received warrants in exchange for services rendered as agreed upon in our Agent of the Issuer Service Agreement. Because the current value of the shares is less than the exercise price, the shares are "out of the money" and thus have no aggregate value as of August 31, 2001. In order to perform their services, NevWest was provided with intimate knowledge of our operations and had access to our books and records. The holders and terms of the warrants are as follows:

Holder                    Underlying   Terms         Exercise
                          Shares                    Price
----------------------------------------------------------------------
NevWest Securities Corp.   225,000    Exercisable    $0.11
                                      upon           per
                                      issuance for   share
                                      a  period of
                                      three years.

  There  have  been  no  other  issuances  of  common  stock   or
preferred stock.

Item 5.   Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.



PAGE-20-



  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.






PAGE-21-



                            Part F/S

Item 1.     Financial Statements

The following documents are filed as part of this report:

  a) BlueStar Leasing, Inc.                                   Page

Chavez  &  Koch  Business  Consultants  &  Certified  Public  F-1
Accountants, Limited

Balance Sheets - Assets                                       F-2


Balance Sheets - Liabilities and Stockholders' Equity         F-3

Statements of Operations and Accumulated Deficit              F-4

Statements of Changes in Stockholders' Equity                 F-5

Statement of Cash Flows                                       F-6

Notes to Financial Statements                                 F-7







PAGE-22-









                     BLUESTAR LEASING, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

              AUGUST 31, 2001 AND JANUARY 31, 2001









PAGE-23-



                            CONTENTS


INDEPENDENT AUDITORS' REPORT                               1

FINANCIAL STATEMENTS:

Balance Sheets                                             2

Statements of Operations                                   3

Statement of Changes in Stockholders' Equity               4

Statements of Cash Flows                                   5

NOTES TO FINANCIAL STATEMENTS                             6-8









PAGE-24-



                  INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Blue Star Leasing, Inc.:

We have audited the accompanying balance sheets of Blue Star Leasing, Inc. (A Development Stage Company) as of August 31, 2001 and January 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows from inception (January 31, 2001) through August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Star Leasing, Inc. (a development stage company) as of August 31, 2001 and January 31, 2001, and the results of its operations and its cash flows from inception (January 31, 2001) through August 31, 2001, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in
Note 4 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to this issue is also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                              Chavez & Koch, CPA's, Ltd.

September 28, 2001 (With the exception of the Balance Sheets,
Statements of Operations, Statement of Changes in Stockholders'
Equity and Notes 2 and 3, which were revised on November 12,
2001)
Henderson, Nevada



PAGE-25-F1



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                         BALANCE SHEETS
           AS OF AUGUST 31, 2001 AND JANUARY 31, 2001

                                              8/31/2001  01/31/2001

                             ASSETS
Current Assets:
Cash                                           $202,805  $10,000
                                              ---------------------
Total current assets                            202,805   10,000

Other Assets                                        720      720
                                              ---------------------
Total Assets                                   $203,525  $10,720
                                              =====================

              LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:
Common stock; 20,000,000 authorized; 6,250,000    $6,250   $4,000
issued and  outstanding as of August 31, 2001
and 4,000,000 as of                     January
31, 2001; par value of $.001
Preferred stock; 5,000,000 authorized; none            -        -
issued and            outstanding as of August
31, 2001 and as of January 31,
, 2001; par value of $.001
Additional paid in capital                       317,265   94,515
Subscribed stock                                 (62,500) (87,500)

Accumulated deficit in development stage         (57,490)    (295)

Total stockholders' equity                       203,525   10,720
                                              ---------------------
Total Liabilities and Stockholders' Equity      $203,525  $10,720
                                              =====================


 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                         Balance Sheets.



PAGE-26-F2


                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                    STATEMENTS OF OPERATIONS
           FOR THE PERIOD JANUARY 31 TO AUGUST 31, 2001

                                      1/31/01
                                         to
                                      8/31/2001
                                     ----------
Expenses:
Organization cost                         $295
Bank Charges                                58
Commission Expense                      22,200
Professional Fees                       34,937
                                     ----------
Loss before income taxes               (57,490)


Income tax expense                           -
                                     ----------
Net loss                               (57,490)
                                     ==========
Retained Earnings, Beginning of              -
Period                               ----------

Accumulated Deficit, End Of Period    $(57,490)
                                     ==========

Weighted average number of shares     4,170,288
outstanding                          ==========

Net loss per share                     $(0.01)
                                     ----------


 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                    Statements of Operations.



PAGE-27-F3



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM JANUARY 31, 2001 TO AUGUST 31, 2001


                    Common Stock   Additional  Stock Issued  Deficit
                   --------------     Paid     for Future    Accumulated
                   Shares   Value  In Capital  Services      Dev. Stage
-------------------------------------------------------------------------

Issued for cash
January 31, 2001   677,000  $ 677  $ 10,338      $ -        $  -

Subscribed stock
January 31, 2001  1,536,500  1,537   23,463   (25,000)         -


Subscribed stock
January 31, 2001  1,536,500  1,536   23,464   (25,000)         -


Subscribed stock
January 31, 2001    250,000    250   37,250   (37,500)         -



Issued for cash
August 31, 2001   2,250,000  2,250  222,750         -          -


Subscribed stock
August 31, 2001           -      -       -     25,000          -

Net Loss
August 31, 2001           -      -       -          -    (57,490)

Balance at August 6,250,000  $6,250 $317,265 $(62,500)  $(57,490)
31, 2001          -----------------------------------------------



 The accompanying independent auditors' report and the notes to financial statements
 should be read in conjunction with this Statement of Changes in
                      Stockholders' Equity.



PAGE-29-F4



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS
       FOR THE PERIOD JANUARY 31, 2001 TO AUGUST 31, 2001

                                       1/31/01
                                         to
                                      08/31/2001
                                      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                     $
                                       (57,490)

Adjustments to reconcile net loss to
net cash
provided by operating Activities:
Increase in other assets                 (720)
Services provided to pay for            25,000
subscribed stock                      ---------
Net Cash Used in Operating Activities  (33,210)
                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock issuance                           2,927
Additional paid-in capital received    233,088
                                      ---------
Net Cash Provided in Financing         236,015
Activities

Net Increase in Cash                   202,805

Cash, Beginning Of Period                    -
                                      ---------
Cash, End Of Period                 $  202,805
                                      =========
Supplemental Information:
Interest paid                               $-
                                      =========
Taxes paid                                  $-
                                      =========



 The accompanying independent auditors' report and the notes to financial statements
   should be read in conjunction with these Statements of Cash
                             Flows.



PAGE-29-F5



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         AUGUST 31, 2001

NOTE 1-ORGANIZATION AND PURPOSE

     Blue Star Leasing, Inc. (a development stage company) has been organized for the primary purpose of providing financing services for "microticket" equipment leases. The Company will originate leases for products that typically have limited distribution channels and high selling costs. The Company also intends to provide online equipment financing and financial planning services for small to mid-sized businesses through the Company's business-to-business website. The Company was incorporated in the state of Nevada on January 31, 2001. The Company has had little revenue generating operations to date, and therefore, in accordance to Statement on Financial Accounting Standards No. 7, the Company is considered a development stage company.


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     Blue Star Leasing, Inc.'s policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

     Cash and Cash Equivalents

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

     Summary of Non-Cash Transactions

     There were non-cash transactions which are discussed in Note 3.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

     Income Taxes

     Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no



PAGE-30-F6



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due.

     Earnings Per Share

     Earnings per share for for any specific period end is calculated by first determining the weighted average number of shares that were outstanding for the period end. The net loss for that period end is then divided by the weighted average number of shares outstanding for that period to arrive at earnings per share.

     Advertising

     Advertising costs are to be expensed when incurred.
     Advertising expenses from inception to August 31, 2001 are $0.


NOTE 3 - STOCKHOLDERS' EQUITY

     January 31, 2001 - The Company issued 677,000 shares to the two company founders in exchange for cash as follows:

          The Company issued to Chris Secreto 338,500  shares of
          $0.001 par value common stock in exchange for cash in the amount of $5,508. Of the total amount received, $339 is considered common stock and $5,169 is considered additional paid-in capital.

          The Company issued to Ronald Davis 338,500  shares of
          $0.001 par value common stock in exchange for cash in the amount of $5,508. Of the total amount received, $339 is considered common stock and $5,169 is considered additional paid-in capital.

     All of these shares were issued in accordance with Section
4(2) of the Securities Act of 1933.

     January 31, 2001 - The Company issued 3,323,000 shares to three stockholders in exchange for stock subscriptions as follows:

          The company issued 1,536,500 shares of $0.001 par value common stock to Chris Secreto in exchange for his rights to future services to be rendered in the amount of $25,000. Of the total received, $1,537 is considered common stock and $23,463 is considered additional paid-in capital.

     The company issued 1,536,500 shares of $0.001 par value common stock to Ronald Davis in exchange for his rights to future services to be rendered in the amount of $25,000. Of the total received, $1,536 is considered common stock and $23,464 is considered additional paid-in capital.



PAGE-31-F7



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001

NOTE 3-STOCKHOLDER'S EQUITY (CONTINUED)

          The company issued 250,000 shares of $0.001 par value common stock to
          GoPublicToday.com, Inc. in exchange for future services to be rendered in the amount of $37,500. Of the total received, $250 is considered common stock and $37,250 is considered additional paid-in capital.

          The above-referenced subscribed stock of $87,500 at January 31, 2001 consists of consulting fees associated with future services to help the Company develop a business plan and establish its organization and infrastructure. All of the shares related to the subscribed stock have been issued to the stockholders as of January 31, 2001 and are fully vested and non-forfeitable. The prepaid expenses related to the subscribed stock are expensed as the related work is performed. For the period February 1, 2001 through August 31, 2001, $25,000 of the services were earned and expensed; thus removed from the subscribed stock balance in the equity section.

     August 31, 2001 - The Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 2,250,000 shares of its $0.001 par value common stock at $0.10 per share to outside investors. Of the total number of shares, 2,250,000 shares were issued in exchange for cash in the amount of $225,000, net of offering costs in the amount of $22,250 of which $22,250 was commission. Of the total cash received, $2,250 is considered common stock and $222,750 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The Company sold all 2,250,000 shares of its common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.

     August 31, 2001 - The Company had 6,250,000 shares of common stock issued and outstanding, held by 87 shareholders of record.


NOTE 4-GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management expects revenue to cover future costs and expenses.



PAGE-32-F8



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001


NOTE 5-WARRANTS AND OPTIONS

     As of August 31, 2001, the following 225,000 warrants have been issued to acquire any additional shares of common stock.

     On March 5, 2001, 225,000 warrants were granted to NevWest Securities for their services and lieu of professional fees and they are considered vested and exercisable upon receipt. NevWest Securities is the Agent of Issuer and the professional fees are associated with this service. NevWest applied for the ability to perform such AOI services with the NASD, and thus satisfied, through a comment letter stage, outstanding questions the NASD had prior to clearing NevWest's ability to act as AOI for UgoMedia in the issuer's Rule 504 offering. These warrants and their compensation met the NASD requirements for an offering of the size and type of UgoMedia's Rule 504 offering. The warrants expires 36 months from the grant date. The purchase price is $0.11 per share upon the exercise of the warrants. Because the current value of the shares is less than the exercise price, there is no aggregate value as of August 31, 2001. No value has been assigned to the services NevWest will provide.









PAGE-33-F9



                            Part III

Item 1.   Index to Exhibits

Exhibit
Number    Name and/or Identification of Exhibit

3.        Articles of Incorporation & By-laws
          (a)  Articles of Incorporation of the Company filed
          January 31, 2001.As Prevoiusly filed.
          (b)  By-laws of the Company adopted January 31, 2001.
          As Prevoiusly filed.
10.       Material Contracts
          Office lease agreement.As Prevoiusly filed.










PAGE-34-



                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     BlueStar Leasing, Inc.
                   --------------------------
                          (Registrant)


Date:     February 19, 2002

By:  /s/ Christopher Secreto
     -------------------------
     Christopher Secreto, President & CEO



Date:     February 19, 2002

By:  /s/ Ronald Davis
     ----------------------
     Ronald Davis, Treasurer and Secretary